UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

Presentations at the American Society of Hematology Annual Meeting

On November 5, 2020, ERYTECH Pharma S.A. (the “Company”) issued a press release announcing that certain abstracts of the Company regarding eryaspase were selected for presentation at the 62nd American Society of Hematology Annual Meeting to be held in December 2020. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Business Update

On November 5, 2020, the Company issued a press release announcing its business update and financial results for the third quarter of 2020. A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

EXHIBITS

Exhibit	Description

99.1	Press Release dated November 5, 2020.

99.2	Press Release dated November 5, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.
Date: November 6, 2020	By:	/s/ Eric Soyer
		Name	Eric Soyer
		Title:	Chief Financial Officer and Chief Operating Officer